
SECU̶ ‖‖‖‖‖‖‖‖‖‖ ̶MMISSION

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 25581

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/03_____ AND ENDING_____12/31/03_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
R.F. LAFFERTY & CO., INC.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
80 BROAD STREET   26th FLOOR

FIRM I.D. NO.

(No. and Street)

NEW YORK   NEW YORK   10004

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HENRY HACKEL   (212) 293-9090

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

A.L. WELLEN & CO., CPA'S LLP

(Name – *if individual, state last, first, middle name*)

880 BERGEN AVENUE   SUITE # 801   JERSEY CITY, NJ   07306

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____HENRY HACKEL_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____R.F. LAFFERTY & CO., INC._____, as of _____DECEMBER 31,_____, 20 03 _____, are true and correct. I further swear (or affirm) that, neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

HOLLY BEGLEY
Notary Public, State of New York
No. 01BE6084861
Qualified in Queens County
Commission Expires Dec. 16, 20 _06_

_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

A. L. WELLEN & CO.

R. F. LAFFERTY & CO. INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2003

A. L. WELLEN & CO.

CERTIFIED PUBLIC ACCOUNTANTS

R.F. LAFFERTY & CO., INC

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2003

CONTENTS

A.L. Wellen & Co. LLP
Certified Public Accountant
880 Bergen Avenue   Suite # 801
Jersey City, NJ 07306-4310

Phone: (201) 653-2181
Fax: (201) 653-7266

Independent Auditor's Report

Board of Directors and Stockholders
R.F. Lafferty & Co., Inc.
80 Broad Street   26th Floor
New York, NY 10004

We have audited the accompanying statement of financial condition of R.F Lafferty & Co., Inc. as of December 31, 2003, and the related statements of income, cash flows, changes in stockholders' equity, and changes in liabilities subordinated to claims of general creditors for the twelve months then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R.F Lafferty & Co., Inc. as of December 31, 2003, and the results of their operations and their cash flows for the twelve months then ended in conformity with generally accepted accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

A.L. Wellen & Co. LLP
Certified Public Accountants

Jersey City, New Jersey
February 04, 2004

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R.F. LAFFERTY & CO., INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash & Cash Equivalents	$ 327,840
Commissions receivable	412,373
Due from Brokers & Dealers	179,380
Securities owned by firm at market value	50
Prepaid Expenses	16,106
Unexpired insurance	10,071
Loans Receivable	25,000
Security Deposits	49,866
Fixed assets (net of Depreciation of $ 264,329)	85,736
TOTAL ASSETS	$1,106,422

LIABILITIES & STOCKHOLDER'S EQUITY

LIABILITIES

Commission payable	$ 455
Expenses Payable	242,910
Officer's Loan	350,000
Securities sold-not yet purchased	15,500
TOTAL LIABILITIES	$ 608,865

STOCKHOLDER'S EQUITY
Capital Stock- Common

1,000 shares authorized 200 shares issued	$ 25,000	
Additional Paid in Capital	283,000	
Retained Earnings	304,128	
Undistributed Profit (Loss)	(114,571)	
TOTAL STOCKHOLDER'S EQUITY		497,557
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY		$1,106,422

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

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A. L. WELLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS

R.F LAFFERTY & CO., INC.
STATEMENT OF OPERATIONS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2003

REVENUE

Commissions & Fees		$ 4,903,933
Rental Income		28,100
Trading (Loss) - realized	$ (12,926)	
Gain - unrealized	1,408	(11,518)
Dividend & Interest Income		13,460
TOTAL REVENUE		$ 4,933,975

EXPENSES

Clearing charges, commissions & fees	$ 641,093	
Employee compensation & related expenses	3,040,042	
Interest	33,191	
Depreciation	26,932	
Occupancy	194,611	
Communications	250,503	
Advertising and Promotion	87,741	
Other expenses per schedule	624,739	
TOTAL EXPENSES		4,898,852
NET PROFIT FOR THE PERIOD BEFORE INCOME TAXES		$ 35,123
N.Y. State Corporate tax	$ 1,553	
N.Y. City Corporate tax	10,817	12,370
NET PROFIT FOR THE PERIOD		$ 22,753

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

A. L. WELLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS

R.F LAFFERTY & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income		$ 22,753
Adjustments to reconcile net income to net cash		
Provided by operating activities:		
Depreciation	$ 26,932	
Increase in commission receivable	(48,919)	
Decrease receivables from brokers & dealers	308,712	
Decrease in securities owned by firm	2,785	
Increase in unexpired insurance	(3,543)	
Decrease in loans receivable	7,465	
Increase in security deposits	(186)	
Increase in prepaid expenses	(5,721)	
Decrease in expenses payable	(137,051)	
Decrease in commission payable	(24,445)	
Decrease in officer's loans	(100,000)	
Increase in securities sold – not yet purchased	15,500	
TOTAL ADJUSTMENTS		41,529
Net cash provided by operating activities		$ 64,282

CASH FLOWS FROM INVESTING ACTIVITIES

Capital expenditures – Purchase of		
fixed assets	$(23,887)	
Net cash provided by investing activities		(23,887)
		$ 40,395
Cash and cash equivalents January 1, 2003		287,445
Cash and cash equivalents December 31, 2003		$ 327,840

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

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R.F. LAFFERTY & CO., INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE TWELVE MONTHS ENDED DECEMBER 31 , 2003

COMMON STOCK $ 25,000
Total January 1, 2003
Changes for the period- January 1, 2003
To December 31, 2003 none

COMMON STOCK – DECEMBER 31, 2003 $ 25,000

RETAINED EARNINGS
Total January 1, 2003 $ 304,128
Changes for the period – January 1, 2003
to December 31,2003 none

RETAINED EARNINGS – DECEMBER 31, 2003 $ 304,128

UNDISTRIBUTED PROFIT
Total January 1, 2003 $(137,324)
Net Profit for the period January 1, 2003 22,753
December 31, 2003 $(114,571)

LESS DISTRIBUTED TO SHAREHOLDER -0-
UNDISTRIBUTED (LOSS) – DECEMBER 31, 2003 $(114,571)

ADDITIONAL PAID IN CAPITAL
Total January 1, 2003 $ 283,000
Changes for the period January 1, 2003
to December 31, 2003 none

ADDITIONAL PAID IN CAPITAL
December 31, 2003 $ 283,000

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

A. L. WELLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS

R.F. LAFFERTY & CO., INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2003

Total January 1, 2003	none
Changes for the period – January 1, 2003 to December 31, 2003	none
TOTAL SUBORDINATED LIABILITIES – DECEMBER 31, 2003	none

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

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GENERAL INFORMATION

R. F. LAFFERTY & CO. INC. is a corporation organized under the laws of the state of New York. It's principal form of revenue are fees from customers buying and selling securities.

The firm is a registered broker/dealer in securities under the Securities & Exchange Act of 1934 and are members of the American Stock Exchange, The National Association of Securities Dealers and the Securities Investor Protection Corporation.

Securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date. The financial statements are presented on a settlement date basis which does not differ materially from trade date basis.

In preparing financial statements, management makes estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent; however, actual results could differ from those estimates.

NOTE 1 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The Financial Statements have been prepared in accordance with generally accepted accounting principles.

Securities owned or sold but not yet purchased are stated at market with unrealized gains and losses reflected in income.

NOTE 2 -   FURNITURE AND EQUIPMENT
Depreciation is computed using various methods over the assets estimated useful lives.

NOTE 3 -   Pension and profit sharing plans were established in 1980. The balance as of December 31,2003, was $ 4,543,265 $ 199,033 has been accrued as of December 31, 2003. Twenty seven employees were participants in the plans. No contributions were made to the profit sharing plan. The pension plan is a defined contribution plan, 10% of the salaries of all eligible employees are contributed annually.

A. L. WELLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS

NOTE 4 -   LEASE COMMITMENTS
The lease on the premises at 80 Broad Street New York NY runs through May 2, 2004.

Rent Obligation

-2004	$	47,600

Lease on equipment
Annual amount to be paid:

-2004	$	12,285
-2005	$	3,123

NOTE 5 -   INCOME TAXES
On November 1, 1988 the company elected to be taxed as a subchapter S Corporation. No income tax provision was made in the financial statements for federal Corporate taxes as the shareholder will report his share of corporate net income on his individual tax returns.

NOTE 6 -   RULE 15c 3-3
It is the Company's intention to operate as an introducing broker, by clearing all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmitting all customer funds and securities to the clearing broker. Accordingly, the Company is exempt from the requirements of Rule 15c 3-3.

NOTE 7 -   INTERNAL CONTROL
There were no material inadequacies in the accounting system, internal accounting control, procedures for safeguarding securities or the procedures followed in complying with Rule 17a-15 of the Securities and Exchange Commission.

A. L. WELLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS

NOTE 8 -   SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION
Cash and cash equivalent are cash in checking accounts and in a money
market account. The company paid $ 33,191 in interest and paid $ 13,553 in
state and city corporate taxes during the twelve months ended December 31,
2003.

NOTE 9 -   GENERAL INFORMATION
At December 31, 2003 the firm's aggregate indebtedness and net capital were
$ 593,365 and $ 298,021 respectively, a ratio of 1.99 to one. The minimum
required net capital was $ 100,000. A copy of the firm's Financial Statements
as at December 31, 2003 is available for inspection at the firm's office or at the
Regional Office of the Securities & Exchange Commission.

A. L. WELLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS


R.F. LAFFERTY & CO. , INC.
COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c 3-1
AS AT DECEMBER 31, 2003


Stockholders' Equity-
     per statement of Financial Condition $ 497,557

CAPITAL REDUCTIONS

Fixed assets (net of depreciation)	$ 85,736	
Loans receivable	25,000	
Commission Receivables	10,000	
Due from broker	6	
Unexpired insurance	10,071	
Prepaid expenses	16,106	
Security deposits	49,866	
Securities reduction- haircuts	2,751	
TOTAL CAPITAL REDUCTIONS		199,536
NET CAPITAL		$ 298,021
Minimum net capital required		100,000
EXCESS NET CAPITAL		$ 198,021

ITEMS OF AGGREGATE INDEBTEDNESS

Commission payable	$ 455	
Expenses Payable	242,910	
Officer's Loans	350,000	
TOTAL ITEMS OF INDEBTEDNESS		$ 593,365

Percentage of aggregate indebtedness to net capital   199%


THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FIFNANCIAL STATEMENTS


A. L. WELLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS

R.F. LAFFERTY & CO., INC.
RECONCILIATION OF FOCUS REPORT WITH
FINANCIAL STATEMENTS
DECEMBER 31, 2003

Net Capital – per computation of Net Capital December 31, 2003 on the audited report.	$ 298,021
Additions:	
Miscellaneous rounding	1
NET CAPITAL PER FOCUS REPORT DECEMBER 31,2003	$ 298,022

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

A. L. WELLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS

R.F. LAFFERTY & CO., INC
SCHEDULE OF OTHER EXPENSES
FOR THE TWELVE MONTHS ENDED DECEMBER 31 2003

OTHER EXPENSES

Professional fees	$	19,389
Insurance		15,476
Office Expense, supplies, printing, postage & delivery		113,064
Seminars & Education		23,474
Travel, entertainment & auto		93,151
Membership Lease		120,000
Outside services		107,594
Registration & Exchange Fees		29,451
Error & Bad debt expenses		77,979
Publication and Dues		24,653
Bank Charges		508
TOTAL	$	624,739

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

A. L. WELLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS

I, the President of R.F. Lafferty & Co. Inc. , 80 Broad Street, New York, NY 10004,

hereby attest that the Financial Statements and Operational Reports as at December 31, 2003

submitted by A. L. Wellen & Co. LLP Certified Public Accountants, 880 Bergen

Avenue, Suite #801, Jersey City, NJ 07306, have been or will be made available to all

members of our organization.

Henry Hackel

ATTESTED BY:

A. L. WELLEN & CO., LLP CPA'S

A. L. WELLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS

STATE OF NEW YORK   ]
CITY OF NEW YORK   ] SS:
BOROUGH OF MANHATTAN   ]

Henry Hackel, being sworn according to law, deposes and says:

I am the president of R.F. Lafferty & Co. Inc., 80 Broad Street, New York , NY 10004.

The report submitted by our accountants, A.L. Wellen & Co., LLP

Certified Public Accountants, as at December 31, 2003 showing a Statement of

Financial Condition, Statement of Income and Expenses, Statement of Cash Flows,

Statement of changes in Liabilities Subordinated to Claims of General Creditors, and

all other supporting schedules, is true and correct to the best of my knowledge and

belief.

HENRY HACKEL

Subscribed and sworn to before me

this _____4th_____ day of ____February____ 2004

A. L. WELLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS

A. L. Wellen & Co. LLP
Certified Public Accountants
880 Bergen Avenue   Suite # 801
Jersey City, NJ 07306-4310

Phone: (201) 653-2181
Fax: (201) 653-7266

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

R.F. Lafferty & Co., Inc.
80 Broad Street
New York, NY 10004

In planning and performing our audit of the financial statements of R.F. Lafferty & Co. Inc., for the twelve months ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by R.F. Lafferty & Co., Inc, that we considered relevant to the objectives stated in rule 17a 5 (g) (l) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (II) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company (I) in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or (II) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 14a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A. L. WELLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS

R.F. Lafferty & Co., Inc.

Because of inherent limitation in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness or their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weakness a defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of R.F. Lafferty & Co., Inc. for the year ended December 31, 2003 and this report does not affect our report thereon dated February 04, 2004.

We have advised you of the limitations of our audit regarding the detection of fraud that is immaterial to the financial statements (including immaterial misappropriation of cash or other assets). We have offered to perform other agreed-upon procedures specifically designed to detect such immaterial fraud for an additional fee. Although you understand the limitation of our audit, you did not wish to engage us to perform any such additional procedures at this time.

A. L. WELLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS

R.F. Lafferty & Co., Inc.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

A. L. Wellen & Co. LLP
Jersey City, New Jersey

February 04, 2004

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